Exhibit 99.2

BRAGG GAMING GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025, and 2024

Presented in Euros (Thousands)

Management’s Statement of Responsibility for Financial Reporting

The management of Bragg Gaming Group Inc. is responsible for the preparation, presentation and integrity of the accompanying consolidated financial statements. This responsibility includes the selection and consistent application of appropriate accounting principles and methods in addition to making the judgments and estimates necessary to prepare the consolidated financial statements in accordance with IFRS ® Reporting Standards as issued by the International Accounting Standards Board.

Management is also responsible for providing reasonable assurance that assets are safeguarded, and that relevant and reliable financial information is produced. Management is required to design a system of internal controls and certify as to the design and operating effectiveness of internal controls over financial reporting.

MNP LLP, whose report follows, were appointed as independent auditors by a vote of the Company’s shareholders to audit the consolidated financial statements.

The Board of Directors, acting through an Audit Committee comprised solely of directors who are independent, is responsible for determining that management fulfils its responsibilities in the preparation of the consolidated financial statements and the financial control of operations. The Audit Committee recommends the independent auditors for appointment by the shareholders. The Audit Committee meets regularly with senior and financial management and the independent auditors to discuss internal controls, auditing activities and financial reporting matters. The independent auditors have unrestricted access to the Audit Committee. These consolidated financial statements have been approved by the Board of Directors based on the review and recommendation of the Audit Committee.

Matevž Mazij	Robert Bressler
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

March 19, 2026

Independent Auditor's Report

To the Audit Committee of Bragg Gaming Group, Inc.:

Opinion

We have audited the consolidated financial statements of Bragg Gaming Group, Inc. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2025 and December 31, 2024, and the consolidated statements of loss and other comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2025 and December 31, 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Impairment Analysis of Goodwill and Long Lived Assets

Key Audit Matter Description

We draw attention to Notes 3, 9, 11, and 12 to the consolidated financial statements. The Company has recorded goodwill, property and equipment, right of use assets and intangibles assets of EUR 66,800 (in thousands) as of December 31, 2025. The Company performs impairment testing for goodwill and long lived assets on an annual basis or more frequently when there is an indication of impairment. An impairment is recognized if the carrying amount of an asset, or its cash generating unit (CGU), exceeds its estimated recoverable amount. The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In determining the estimated recoverable amounts using a discounted cash flow model, the Company’s significant assumptions include future cashflows based on expected operating results, long term growth rates and the discount rate.

We considered this a key audit matter due to the significant judgment made by management in estimating the recoverable amount for goodwill and long lived assets and a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s estimates. This resulted in an increased extent of audit effort, including the involvement of internal valuation specialists.

Audit Response

We responded to this matter by performing procedures over the impairment of goodwill and long lived assets. Our audit work in relation to this included, but was not restricted to, the following:

●	Tested management’s key assumptions, including a ‘retrospective review’ to compare management’s assumptions in prior year expected future cash flows to the actual results to assess the Company’s budgeting process.

●	Evaluated the reasonableness of key assumptions in the impairment model, including future cash flows based on expected operating results, long term growth rates and the discount rate.
●	Tested the mathematical accuracy of management’s impairment model and supporting calculations.
●	Assessed the appropriateness of the disclosures relating to the assumptions used in the impairment assessment in the notes to the consolidated financial statements.
●	With the assistance of internal valuation specialists, evaluated the reasonableness of the Company’s impairment model, which included:
o	Evaluating the reasonableness of the discount rates by comparing the Company’s weighted average cost of capital against publicly available market data;
o	Developing a range of independent estimates and comparing those to the discount rate selected by management; and
o	Performing a sensitivity analysis by developing a range of independent estimates of growth rates and weighted average cost of capital.

Other Information

Management is responsible for the other information. The other information comprises:

●	Management’s Discussion and Analysis; and
●	The information, other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report on Form 40 F.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis and the Annual Report on Form 40 F prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Saad Shaikh.

/s/ MNP LLP

Toronto, Canada	Chartered Professional Accountants
March 19, 2026	Licensed Public Accountants

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Year Ended December 31,
	Note	2025	2024
Revenue	4, 20	106,074	102,001
Cost of revenue	4	(47,744)	(47,956)
Gross Profit		58,330	54,045

Selling, general and administrative expenses	4	(63,491)	(57,795)
Loss on remeasurement of derivative liability	5	—	(94)
Gain on settlement of convertible debt	5	—	169
(Loss) Gain on remeasurement of deferred consideration	4, 10	(157)	132
Operating Loss		(5,318)	(3,543)

Net interest expense and other financing charges	4, 16	(1,072)	(3,157)
Loss Before Income Taxes		(6,390)	(6,700)

Income taxes (expense) recovery	21	(1,725)	1,553
Net Loss		(8,115)	(5,147)

Items to be reclassified to net loss:
Cumulative translation adjustment		(4,773)	2,408
Items that will not be reclassified to net loss:
Remeasurement of employee obligations		17	(25)
Net Comprehensive Loss		(12,871)	(2,764)

Basic Loss Per Share		(0.32)	(0.21)
Diluted Loss Per Share		(0.32)	(0.21)

		Millions	Millions
Weighted average number of shares - basic		25.3	24.3
Weighted average number of shares - diluted		25.3	24.3

See accompanying notes to the consolidated financial statements

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		As at	As at
		December 31,	December 31,
	Note	2025	2024
Cash and cash equivalents		6,658	10,467
Trade and other receivables	13, 18	21,122	20,072
Prepaid expenses and other assets		3,905	2,624
Total Current Assets		31,685	33,163
Property and equipment		1,198	1,341
Right-of-use assets	11	3,975	3,510
Intangible assets	12	30,421	35,859
Goodwill	9	31,206	32,722
Investments in associates		459	—
Other assets		405	—
Total Assets		99,349	106,595

Trade payables and other liabilities	14, 18	25,520	19,946
Income taxes payable	21	1,824	463
Lease obligations on right of use assets	15	1,367	882
Deferred consideration	10	—	1,244
Share appreciation rights liability	8	471	—
Loans payable	16	3,512	6,579
Total Current Liabilities		32,694	29,114
Deferred income tax liabilities	21	509	680
Lease obligations on right of use assets	15	2,725	2,815
Share appreciation rights liability	8	123	—
Other non-current liabilities		596	487
Total Liabilities		36,647	33,096

Share capital	6	133,946	131,729
Contributed surplus		17,673	17,680
Accumulated deficit		(89,461)	(81,210)
Accumulated other comprehensive income		544	5,300
Total Equity		62,702	73,499
Total Liabilities and Equity		99,349	106,595

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board

Matevž Mazij	Holly Gagnon
Chief Executive Officer	Chair of the Board of Directors

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

						Accumulated
						other
		Share	Shares to	Contributed	Accumulated	comprehensive	Total
	Note	capital	be issued	surplus	Deficit	income (loss)	Equity
Balance as at January 1, 2024		120,015	3,491	19,887	(76,063)	2,917	70,247
Shares issued upon exercise of convertible debt	5	2,704	—	—	—	—	2,704
Shares issued as deferred consideration	10	5,630	(3,491)	—	—	—	2,139
Exercise of restricted share units	8	1,757	—	(1,757)	—	—	—
Exercise of deferred share units	8	1,016	—	(1,016)	—	—	—
Exercise of stock options	8	607	—	(243)	—	—	364
Share-based compensation	8	—	—	809	—	—	809
Net loss for the year		—	—	—	(5,147)	—	(5,147)
Other comprehensive income		—	—	—	—	2,383	2,383
Balance as at December 31, 2024		131,729	—	17,680	(81,210)	5,300	73,499

Balance as at January 1, 2025		131,729	—	17,680	(81,210)	5,300	73,499
Shares issued upon exercise of convertible debt	5	—	—	—	—	—	—
Shares issued as deferred consideration	10	1,380	—	—	—	—	1,380
Exercise of restricted share units	8	693	—	(693)	(136)	—	(136)
Exercise of deferred share units	8	—	—	—	—	—	—
Exercise of stock options	8	144	—	(94)	—	—	50
Share-based compensation	8	—	—	780	—	—	780
Net loss for the year		—	—	—	(8,115)	—	(8,115)
Other comprehensive loss		—	—	—	—	(4,756)	(4,756)
Balance as at December 31, 2025		133,946	—	17,673	(89,461)	544	62,702

See accompanying notes to the consolidated financial statements

BRAGG GAMING GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Year Ended December 31,
	Note	2025	2024
Operating Activities
Net loss		(8,115)	(5,147)
Add:
Net interest expense and other financing charges	4, 16	1,143	3,157
Depreciation and amortization	4	19,425	16,894
Share based compensation	8	1,386	809
Loss on remeasurement of derivative liability	5	—	94
Gain on settlement of convertible debt	5	—	(169)
Loss (Gain) on remeasurement of deferred consideration	4, 10	157	(132)
Unrealized foreign exchange (gain) loss		(558)	119
Income taxes expense	21	1,725	(1,553)
		15,163	14,072
Change in working capital	19	3,220	(3,838)
Income taxes (paid) recovered	21	(449)	927
Cash Flows From Operating Activities		17,934	11,161

Investing Activities
Purchases of property and equipment		(364)	(1,057)
Additions of intangible assets	12	(14,491)	(12,109)
Loan receivables		(400)	—
Investment in associates		(459)	—
Cash Flows (Used In) Investing Activities		(15,714)	(13,166)

Financing Activities
Proceeds from exercise of stock options	8	50	364
Repayment of convertible debt		—	(1,377)
Repayment of lease liability	15	(1,287)	(790)
Proceeds from loans payable	16	3,455	6,532
Repayment of loans payable	16	(6,139)	—
Interest and financing fees		(960)	(1,116)
Cash Flows (Used In) From Financing Activities		(4,881)	3,613

Effect of foreign currency exchange rate changes on cash and cash equivalents		(1,148)	63
Change In Cash And Cash Equivalents		(3,809)	1,671
Cash and cash equivalents at beginning of year		10,467	8,796
Cash And Cash Equivalents At End Of Year		6,658	10,467

See accompanying notes to the consolidated financial statements

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1	BASIS OF PRESENTATION

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries (collectively, “Bragg” or the “Company”) are, primarily and collectively, a business-to-business (“B2B”) online gaming technology platform and casino content aggregator.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

Statement of compliance and basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations issued by the International Financial Reporting Interpretations Committee.

These consolidated financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The material accounting policy information set out in Note 2 have been applied consistently in the preparation of the consolidated financial statements for all periods presented.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group's accounting policies. The areas where significant judgments and estimates have been made in preparing the consolidated financial statements and their effect are disclosed in Note 3.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business.

These consolidated financial statements were, at the recommendation of the audit committee, approved and authorized for issuance by the Company’s Board of Directors on March 19, 2026.

Changes in accounting policies

a)	New standards, interpretations and amendments adopted from January 1, 2025

The following amendments are effective for the period beginning January 1, 2025:

●	Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to clarify how an entity determines whether a currency is exchangeable and how it estimates a spot exchange rate when exchangeability is lacking.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1	BASIS OF PRESENTATION (CONTINUED)

Changes in accounting policies (continued)

The amendments:

o	Introduce a definition of when a currency is exchangeable into another currency.
o	Provide application guidance for determining the exchange rate when exchangeability is lacking.
o	Require additional disclosures when a currency cannot be exchanged at the measurement date.

These amendments had no effect on the consolidated financial statements of the Group.

b)	New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the annual reporting period beginning 1 January 2026:

●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 Financial Instruments and IFRS 7)
●	Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)
●	Annual Improvements to IFRS Accounting Standards – Volume 11

The following standards and amendments are effective for the annual reporting period beginning 1 January 2027:

●	IFRS 18 Presentation and Disclosure in Financial Statements
●	IFRS 19 Subsidiaries without Public Accountability: Disclosures.

There are no new standards and amendments identified for the annual reporting period beginning 1 January 2028.

The Company is currently assessing the effect of these new accounting standards and amendments.

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments, Contracts Referencing Nature-dependent Electricity, and Annual Improvements to IFRS Accounting Standards – Volume 11, effective for annual periods beginning 1 January 2026, clarify the classification and measurement of financial instruments (including ESG-linked features), provide guidance for certain electricity contracts, and address minor wording improvements across various standards. The Company does not expect those amendments to impact its operations or consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements, issued by the IASB in April 2024, supersedes IAS 1 and will result in consequential amendments to IFRS Accounting Standards, including IAS 8. Although IFRS 18 does not affect recognition or measurement, it is expected to significantly impact the presentation and disclosure of certain items, including categorization and subtotals in the statement of profit or loss, aggregation and labeling of information, and disclosure of management-defined performance measures.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1	BASIS OF PRESENTATION (CONTINUED)

Changes in accounting policies (continued)

IFRS 19 Subsidiaries without Public Accountability: Disclosures, issued in May 2024, allows eligible subsidiaries to apply reduced disclosure requirements. The Company does not expect this standard to impact its operations or consolidated financial statements.

2	MATERIAL ACCOUNTING POLICY INFORMATION

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries when the Company controls them. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Company assesses control on an ongoing basis. The Company’s interest in the voting share capital of all its subsidiaries is 100%.

Transactions and balances between the Company and its consolidated entities have been eliminated on consolidation.

The table below summarizes the Company’s operating subsidiaries and the functional currency for each operating subsidiary:

Place of
	incorporation		Functional
	/ operation	Principal activity	currency
Bragg Gaming Group - Group Services Ltd.	United Kingdom	Corporate activities	GBP
Bragg Gaming Group - Parent Services Ltd.	United Kingdom	Corporate activities	GBP
Bragg Oryx Holdings Inc.	Canada	Intermediate holding company	CAD
Bragg USA, Inc.	United States	Intermediate holding company	USD
Oryx Sales Distribution Ltd.	Cyprus	Distribution	EUR
Oryx Gaming International LLC	United States	Gaming solution provider	EUR
Oryx Gaming Holdings Limited	Malta	Holding company	EUR
Oryx Gaming Ltd.	Malta	Gaming solution provider	EUR
Oryx Marketing Poslovne Storitve D.o.o.	Slovenia	Marketing	EUR
Oryx Podpora D.o.o.	Slovenia	B2B support services	EUR
Oryx Razyojne-Storitve D.o.o.	Slovenia	Gaming solution developer	EUR
Oryx Sales Distribution Ltd.	Cyprus	Distribution	EUR
Poynt Inc.	Canada	Intermediate holding company	CAD
Spin Games India Private Limited	India	Gaming solution developer	USD
Spin Games LLC	United States	Gaming solution provider	USD
Wild Streak LLC	United States	Content creation studio	USD
Bragg Brazil Tecnologia Ltda	Brazil	Gaming solution provider	BRL
Bragg (Gibraltar) Limited	Gibraltar	Distribution	EUR
Bragg Isle of Man Limited	Isle of Man	Distribution	EUR
Bragg Gaming Solutions International	Israel	Corporate activities	ILS

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Presentation currency

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, British pound sterling and Brazilian real due to primary location of individual entities within the Group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

The functional currency of the Parent Company is the Canadian dollar.

The assets and liabilities of operations that have a functional currency different from that of the Company’s reporting currency are translated into Euros at the foreign currency exchange rate in effect at the reporting date. The resulting foreign currency exchange gains or losses are recognized in the foreign currency translation adjustment as part of other comprehensive loss. When such foreign operations are disposed of, the related foreign currency translation reserve is recognized in net earnings as part of the gain or loss on disposal.

Revenues and expenses of foreign operations are translated into Euros at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are transacted.

Amounts are rounded to the nearest thousand, unless otherwise stated.

Business combinations

Business combinations are accounted for using the acquisition method as of the date when control is transferred to the Company. The Company measures goodwill as the excess of the sum of the fair value of the consideration transferred over the net identifiable assets acquired and liabilities assumed, all measured as at the acquisition date. Transaction costs that the Company incurs in connection with a business combination, other than those associated with the issuance of debt or equity securities, are expensed as incurred.

Net loss per share (“EPS”)

Basic EPS is calculated by dividing the net loss available to shareholders by the weighted average number of shares outstanding during the period. Diluted EPS is calculated by adjusting the net loss available to shareholders and the weighted average number of shares outstanding for the effects of all potential dilutive instruments.

The diluted loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted-average number of common shares outstanding for the effects of all dilutive potential common shares. The diluted income per share calculation considers the impact of stock options, warrants, and other potentially dilutive instruments, which are anti-dilutive when the Company is in a loss position.

Cash and cash equivalents

Cash and cash equivalents comprise cash held in bank accounts and other demand deposits, including balances held on prepaid cards.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Trade and other receivables

Trade and other receivables consist primarily of trade receivables from customers for which the Group provides services and accrued income in relation to receivables from customers that have yet to be invoiced. Upon invoicing, amounts are transferred from accrued income to trade receivables and any differences between the accrued and invoiced values are recognized in the consolidated statements of loss and comprehensive loss.

Revenue recognition

The Company recognizes revenue when control of the goods or services has been transferred. Revenue is measured at the amount of consideration to which the Company expects to be entitled, including variable consideration to the extent that it is highly probable that a significant reversal will not occur. Revenue is derived from software platform licensing, bespoke development, management service fees, revenue share from licencing of content and hosting fees. Revenue is recognized when the service provided to the customer is complete. Specifically:

●	Games and content: revenues from content and aggregation platform licensing are derived from revenues a customer earns from utilizing the Company’s aggregation software platform and aggregated content in that period. The Company’s revenue is therefore linked to the revenue derived from a customer's end user, i.e., the subsequent sale/services. The Company recognizes revenue once the customer has earned the revenue from the subsequent sale/services as this is the point where the performance obligation is satisfied.
●	iGaming and turnkey projects: the Company charges platform licencing fees derived from revenues a customer earns from utilising the Company’s software platform. A variable monthly management and marketing fee is charged for services in the month in which the services are provided, and performance obligations are met. Charges for development projects are charged on a time and materials basis. Revenue is recognized as it is billed unless services and performance obligations are provided in a future period. If services and performance obligations are not provided in the reporting period, then revenue is not recognized.

Income taxes

Current and deferred taxes are recognized in the consolidated statements of loss and comprehensive loss, except for current and deferred taxes related to a business combination, or amounts charged directly to equity or other comprehensive loss, which are recognized in the consolidated statements of financial position.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting on temporary differences arising between the financial statement carrying values of existing assets and liabilities and their respective income tax bases. Deferred tax is measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A deferred tax asset is recognized for temporary differences as well as unused tax losses and credits to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Income taxes (continued)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same taxation authority on the same taxable entity, or on different taxable entities where the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is recorded on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company, and it is probable that the temporary difference will not reverse in the foreseeable future.

Property and equipment

Property and equipment are recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset, including costs incurred to prepare the asset for its intended use and capitalized borrowing costs. The commencement date for capitalization of costs occurs when the Company first incurs expenditures for the qualifying assets and undertakes the required activities to prepare the assets for their intended use.

The cost of replacing a component of property and equipment is recognized in the carrying amount if it is probable that the future economic benefits embodied within the component will flow to the Company and the cost can be measured reliably. The carrying amount of the replaced component is derecognized. The cost of repairs and maintenance of property and equipment is expensed as incurred and recognized in the consolidated statements of loss and comprehensive loss.

Gains and losses on disposal of property and equipment are determined by comparing the fair value of proceeds from disposal with the net book value of the assets and are recognized on a net basis in the consolidated statements of loss and comprehensive loss.

Property and equipment are depreciated on a straight-line basis over their estimated useful lives of up to five years to their estimated residual value when the assets are available for use. When significant parts of a property and equipment have different useful lives, they are accounted for as separate components and depreciated separately. Depreciation methods, useful lives and residual values are reviewed annually and are adjusted for prospectively, if appropriate.

Leases

The Company assesses whether a contract is, or contains, a lease. If a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, then the contract may contain a lease. The Company assesses whether a contract conveys the right to control the use of an asset by performing the following tests:

-

assess whether the contract involves the use of an identified asset and may be specified explicitly or implicitly. It should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a significant right to substitution, then the asset is not identified;

-	assess whether the Company has the right to obtain substantially all of the economic benefits arising from the use of the asset throughout the period of use; and

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Leases (continued)

-

assess that the Company has the right to direct enjoyment of the asset. This right is identified when the Company has the decision-making rights in how and for what purpose the asset is used. In cases where the decision on how and for what purpose to use the asset has been predetermined, the Company has the right to direct the use of the asset if either it has the right to operate the asset, or the Company has designed the asset in a manner that predetermines how and for what purpose the asset will be used.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

-	fixed payments, including in-substance fixed payments;
-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
-	amounts expected to be payable under a residual value guarantee; and
-

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of equipment that have a lease term of twelve months or less and leases of low-value assets, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Intangible assets

Intangible assets are measured at cost less any amortization and accumulated impairment losses. These intangible assets are tested for impairment on an annual basis or more frequently if there are indicators that intangible assets may be impaired as described in the Impairment of non-financial assets policy.

Intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Intellectual property identified upon business combination	5 - 10 years
Intellectual property acquired from third-parties	3 years
Customer relationships	5 - 10 years
Brands	2.25 - 3 years
Deferred development costs	3 years
Trademarks and patents	3 - 15 years
Software	3 years
Game certifications	3 years

Trademarks, patents and gaming certifications are classified under “Other” in the intangible assets disclosure note (Note 12).

The Company capitalizes the costs of intangible assets if and only if:

-	it is probable that the expected future economic benefits attributable to the asset will flow to the entity; and
-	the cost of the asset can be measured reliably.

Certain costs incurred in connection with the development of intellectual property relating to proprietary technology are capitalized to intangible assets as development costs. Intangible assets are recorded at cost, which consists of directly attributable costs necessary to create such intangible assets, less accumulated amortization and accumulated impairment losses, if any. The costs mainly include the salaries paid to the software developers and consulting fees.

These costs are recognized as development costs assets when the following criteria are met:

-	it is technically feasible to complete the software product so that it will be available for use;
-	management intends to complete the software product;
-	it can be demonstrated how the software product will generate future economic benefits;
-	adequate technical, financial, and other resources to complete the development and to use or sell the products are available; and
-	the expenditure attributable to the software product during its development can be reliably measured.

Goodwill

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired. Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill is not amortized but is tested for impairment on an annual basis or more frequently if there are indicators that goodwill may be impaired as described in the Impairment of non-financial assets policy.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Investments in associates

Investments in associates, over which the Company has significant influence, are accounted for using the equity method in accordance with IAS 28. The investment is initially recognized at cost and subsequently adjusted for the Company’s share of the associate’s results and other comprehensive income (loss), with distributions received reducing the carrying amount.

Impairment of non-financial assets

At each statement of financial position date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value. Goodwill is tested for impairment at least annually.

For the purpose of impairment testing, assets, including right-of-use assets, are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash generating unit ("CGU").

Corporate assets, which include head office facilities, do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum grouping of CGUs to which the corporate assets can be reasonably and consistently allocated. Goodwill arising from a business combination is tested for impairment at the minimum grouping of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of a CGU or CGU grouping is the higher of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows from the CGU or CGU grouping, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or CGU grouping. If the CGU or CGU grouping includes right-of-use assets in its carrying amount, the pre-tax discount rate reflects the risks associated with the exclusion of lease payments from the estimated future cash flows. The fair value less costs to sell is based on the best information available to reflect the amount that could be obtained from the disposal of the CGU or CGU grouping in an arm’s length transaction between knowledgeable and willing parties, net of estimates of the costs of disposal.

An impairment loss is recognized if the carrying amount of a CGU or CGU grouping exceeds its recoverable amount. For asset impairments other than goodwill, the impairment loss reduces the carrying amounts of the non-financial assets in the CGU on a pro-rata basis, up to an asset’s individual recoverable amount. Any loss identified from goodwill impairment testing is first applied to reduce the carrying amount of goodwill allocated to the CGU grouping, and then to reduce the carrying amounts of the other non-financial assets in the CGU or CGU grouping on a pro-rata basis.

For assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument. Upon initial recognition, financial instruments are measured at fair value plus or minus transaction

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Financial instruments (continued)

costs that are directly attributable to the acquisition or issue of financial instruments that are not classified as fair value through profit or loss.

Financial instruments – classification and measurement

The classification and measurement approach for financial assets reflect the business model in which assets are managed and their cash flow characteristics. Financial assets are classified and measured based on these categories: amortized cost, fair value through other comprehensive income or fair value through profit or loss. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as fair value through profit or loss:

-	the financial asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at FVTPL:

-	the financial asset is held within a business model in which assets are managed to achieve a particular objective by both collecting contractual cash flows and selling financial assets; and
-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset shall be measured at fair value through profit or loss unless it is measured at amortized cost or at fair value through other comprehensive income. Financial assets are not reclassified subsequent to their initial recognition unless the Company identifies changes in its business model in managing financial assets. Financial liabilities are classified and measured based on two categories: amortized cost or fair value through profit or loss.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using valuation methodologies, primarily discounted cash flows taking into account external market inputs where possible.

The amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition, minus principal payments, plus or minus the cumulative amortization using the effective interest method of any difference between the initial amount recognized and the maturity amount, minus any reduction for impairment.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Financial instruments – classification and measurement (continued)

The following table summarizes the classification and measurement of the Company’s financial assets and liabilities:

Asset / Liability	Classification / Measurement
Cash and cash equivalents	FVTPL
Trade and other receivables	Amortized cost
Other assets	Amortized cost
Trade payables and other liabilities	Amortized cost
Deferred consideration	FVTPL
Loans payable	Amortized cost
Share appreciation rights liability	FVTPL

Financial instruments – valuation

The determination of the fair value of financial instruments is performed by the Company’s treasury and financial reporting departments on a quarterly basis. There was no change in the valuation techniques applied to financial instruments during the current year.

The carrying amounts reported for cash and cash equivalents, trade and other receivables, trade payables and other liabilities, and deferred consideration approximate fair value because of the immediate short-term maturity of these financial instruments. The carrying value of lease obligations on right of use assets, convertible debt and loans payable approximates the fair value based on rates currently available from financial institutions and various lenders.

Gains and losses on FVTPL financial assets and financial liabilities are recognized in net earnings in the period in which they are incurred. Settlement date accounting is used to account for the purchase and sale of financial assets. Gains or losses between the trade date and settlement date on FVTPL financial assets are recorded in the consolidated statements of loss and comprehensive loss.

Financial instruments – derecognition

Financial assets are derecognized when the contractual rights to receive cash flows and benefits from the financial asset expire, or if the Company transfers the control or substantially all the risks and rewards of ownership of the financial asset to another party. The difference between the carrying amount of the financial asset and the sum of the consideration received and receivable is recognized in earnings before income taxes.

Financial liabilities are derecognized when obligations under the contract expire, are discharged, or cancelled. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in earnings before income taxes.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Financial instruments – impairment

The Company applies a forward-looking expected credit loss ("ECL") model at each reporting date to financial assets measured at amortized cost or those measured at fair value through other comprehensive income, except for investments in equity instruments. The ECL model outlines a three-stage approach to reflect the increase in credit risks of a financial instrument:

-

Stage 1 is comprised of all financial instruments that have not had a significant increase in credit risks since initial recognition or that have low credit risk at the reporting date. The Company is required to recognize impairment for Stage 1 financial instruments based on the expected losses over the expected life of the instrument arising from loss events that could occur during the 12 months following the reporting date.

-

Stage 2 is comprised of all financial instruments that have had a significant increase in credit risks since initial recognition but that do not have objective evidence of a credit loss event. For Stage 2 financial instruments the impairment is recognized based on the expected losses over the expected life of the instrument arising from loss events that could occur over the expected life. The Company is required to recognize a lifetime ECL for Stage 2 financial instruments.

-

Stage 3 is comprised of all financial instruments that have objective evidence of impairment at the reporting date. The Company is required to recognize impairment based on a lifetime ECL for Stage 3 financial instruments. The ECL model applied to financial assets require judgment, assumptions, and estimations on changes in credit risks, forecasts of future economic conditions and historical information on the credit quality of the financial asset. Consideration of how changes in economic factors affect ECLs are determined on a probability-weighted basis.

The carrying amount of the financial asset or group of financial assets is reduced through the use of impairment allowance accounts. In periods subsequent to the impairment where the impairment loss has decreased, and such decrease can be related objectively to conditions and changes in factors occurring after the impairment was initially recognized, the previously recognized impairment loss is reversed. The impairment reversal is limited to the lesser of the decrease in impairment or the extent that the carrying amount of the financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Deferred consideration

Deferred consideration payable in shares arising from business combinations is classified as a financial liability and measured at fair value at each reporting date. Fair value is determined with reference to the period-end share price and a discount for lack of marketability (DLOM), estimated using Finnerty’s average-strike put option model (2012).

Between reporting dates, an accretion expense is recorded in the consolidated statements of loss and comprehensive loss as the discount unwinds. Upon remeasurement at each reporting date, any resulting gain or loss is recognized in the consolidated statements of loss and comprehensive loss.

Convertible debt

Convertible debt instruments issued by the Company comprise a host debt component and may include embedded derivatives, such as conversion features or other contractual options, as well as equity components such as warrants.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Convertible debt (continued)

At initial recognition, the Company assesses whether any embedded derivatives are required to be separated from the host debt component in accordance with IFRS 9. Where separation is required, embedded derivatives are recognised as financial liabilities measured at fair value through profit or loss, with changes in fair value recognised in profit or loss at each reporting date.

The host debt component is initially recognised at fair value net of directly attributable transaction costs and is subsequently measured at amortised cost using the effective interest method, with interest expense recognised in profit or loss over the term of the instrument.

Where the instrument includes equity components, such as warrants, these are recognised in equity at their fair value at initial recognition. The residual amount of the proceeds, after allocating fair values to the liability and derivative components, is recognised in equity and is not subsequently remeasured.

The Company does not apply the fair value option for such hybrid instruments and therefore accounts for the host debt, embedded derivatives and equity components separately.

Short term employee benefits

Short term employee benefits include wages, salaries, compensated absences, and bonuses. Short term employee benefit obligations are measured on an undiscounted basis and are recognized in operating loss as the related service is provided or capitalized if the service rendered is in connection with the creation of an intangible asset. A liability is recognized for the amount expected to be paid under short term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Long term employee benefits

Long term employee benefits include severance pay upon retirement and awards for years of service for certain employees. Liabilities towards severance pay and awards for years of service are determined via actuarial valuation using the Projected Unit Credit Method at the reporting date with liabilities towards severance pay being recognized at fair value through profit or loss and liabilities towards awards of years of service being recognized at fair value through other comprehensive income. Actuarial gains and losses in service awards are recognized immediately in net loss while actuarial gains and losses in severance pay are recognized in other comprehensive loss.

Share based compensation

The Company has stock option plans for directors, officers, employees, and consultants. Each tranche of an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. The Company has deferred share unit (“DSU”), restricted share unit (“RSU”) and fixed stock option (“FSO”) plans for directors, officers, employees, and consultants. The fair value of each unit is measured as the share price on date of grant with nil exercise price.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Share based compensation (continued)

Compensation expense is recognized over each tranche’s vesting period, based on the number of awards expected to vest, with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly, with any impact being recognized immediately. When options are exercised, the amount received is credited to share capital and the fair value attributed to these options is transferred from contributed surplus to share capital. In the case of DSUs, RSUs or FSOs, only the fair value attributed to these options is transferred from contributed surplus to share capital.

Share appreciation rights

The company has share appreciation rights (“SARs”) granted to directors and employees. Those grants are accounted for as cash-settled share-based payment arrangements in accordance with IFRS 2. A liability is recognized for the services received, measured initially and subsequently at the fair value of the SARs, determined using the Black-Scholes option pricing model.

The liability is remeasured at each reporting period and at the date of settlement to reflect changes in fair value and vesting expectations, with the cumulative expense recognized in profit or loss over the vesting period based on the number of SARs expected to vest. Any changes in the fair value of the liability are recognized immediately in profit or loss.

Equity

Shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. Contributed surplus includes amounts in connection with conversion options embedded in compound financial instruments, share based compensation and the value of expired options and warrants. Deficit includes all current and prior period income and losses.

Warrants

The Company values for warrants using the Black-Scholes option pricing model at the date of issuance. If and when warrants ultimately expire, the applicable amounts are transferred to contributed surplus.

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of these consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements. The Company’s significant accounting policies are disclosed in Note 2.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Company has determined that Oryx, Wild Streak and Spin are a single CGU for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Company determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Impairment of accounts receivable

In each stage of the ECL impairment model, impairment is determined based on the probability of default, loss given default, and expected exposure to loss at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-

movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience;

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and
-	forecasts of future economic conditions.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Company’s consolidated statements of financial position and consolidated statements of loss and comprehensive loss.

-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Company’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

Warrants, share options and share appreciation rights

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to evaluate the value of share option and share appreciation right grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-Key sources of estimation

In determining the fair value of warrants and share options, the Company is required to estimate the future volatility of the market value of the Company’s shares by reference to its historical volatility over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of nil.

Long-term employee benefits obligations

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of severance pay upon retirement and awards for years of service that certain employees have earned in return for their service. A calculation is made for each employee taking into account the cost of severance pay upon retirement due under the contract of employment and the cost of all expected awards for years of service with the Company until retirement.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Long-term employee benefits obligations

-	Key sources of estimation

In determining the present value of liabilities to certain employees, the Company performs actuarial calculations in accordance with IAS 19 Employee Benefits applying the Projected Unit Credit Method to measure obligations and costs. Various assumptions are applied including retirement age, mortality, average salary of an individual and growth in income in future years.

Convertible debt

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of each separately identifiable component in the convertible debt instrument. Embedded derivatives such as conversion and buy-back options are measured at fair value through profit or loss and remeasured at each reporting period. The host debt liability is measured at amortised cost and amortised over the life of the instrument. Residual amounts, if any, from the transaction price after deducting the fair value of derivative liabilities and host debt are allocated to warrants if issued as part of the convertible debt.

-	Key sources of estimation

In determining the present value of conversion options, the Company has performed Monte-Carlo simulations modelled as a series of call options with inputs including strike price, stock price Volume-Weighted Average Price (VWAP), annualized volatility and risk-free rate.

In respect of buy-back options, the Company has employed a Black Scholes valuation, adding an early exercise premium. Inputs and assumptions include share price, risk free rate, volatility and exercise price.

The fair value of the host debt liability is determined using a discounted cash flow method at an appropriate market participant discount rate.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE

The loss before income taxes is classified as follows:

			Year Ended December 31,
	Note	'	2025	2024
Revenue	20		106,074	102,001
Cost of revenue			(47,744)	(47,956)
Gross Profit			58,330	54,045

Salaries and subcontractors			(25,961)	(22,984)
Share based compensation	8		(1,386)	(809)
Total employee costs			(27,347)	(23,793)
Depreciation and amortization			(19,425)	(16,894)
IT and hosting			(5,743)	(4,945)
Professional fees			(4,565)	(5,979)
Corporate costs			(756)	(558)
Sales and marketing			(980)	(1,807)
Bad debt expense	13		(461)	(438)
Travel and entertainment			(1,532)	(1,065)
Transaction and acquisition costs			(484)	(162)
Other operational costs			(2,198)	(2,154)
Selling, General and Administrative Expenses			(63,491)	(57,795)

Loss on remeasurement of derivative liability	5		—	(94)
Gain on settlement of convertible debt	5		—	169
(Loss) Gain on remeasurement of deferred consideration	10		(157)	132
Operating Loss			(5,318)	(3,543)

Interest income			32	—
Accretion on liabilities	10		(168)	(1,726)
Foreign exchange gain (loss)			71	(405)
Interest and financing fees			(1,007)	(1,026)
Net Interest Expense and Other Financing Charges			(1,072)	(3,157)
Loss Before Income Taxes			(6,390)	(6,700)

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

5	CONVERTIBLE DEBT

On September 5, 2022, the Company entered into a Funding Agreement for an investment of EUR 8,770 (USD 8,700) with Lind in the form of a Convertible Debt with a face value of EUR 10,083 (USD 10,000), bearing interest at an inherent rate of 7.5% maturing 24 months after issuance. Net proceeds after deducting transaction fees were EUR 8,053. The face value of the Convertible Debt has a 24-month maturity date and can be paid in cash or be converted into common shares of the Company ("Shares") at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Shares issued upon conversion are subject to a 120-day lock-up period following deal close.

	Convertible debt	Derivative liability	Total
Balance as at January 1, 2024	2,445	471	2,916
Accretion expense	1,298	—	1,298
Loss on remeasurement of derivative liability	—	94	94
Gain on settlement of convertible debt	—	(169)	(169)
Shares issued upon exercise of convertible debt	(2,314)	(390)	(2,704)
Repayment of convertible debt	(1,377)	—	(1,377)
Effect of movement in exchange rates	(52)	(6)	(58)
Balance as at December 31, 2024	—	—	—

On August 7, 2024, the convertible debt has been settled in full.

For the year ended December 31, 2024, an accretion expense of EUR 1,298 was recognized in net interest expense and other financing charges in respect of the Host Debt component. For the year ending December 31, 2024, a loss on remeasurement of derivative liability of EUR 94 and a gain on settlement of convertible debt of EUR 169 were recognized in the consolidated statements of loss and comprehensive loss.

For the year ended December 31, 2024, and until the debt was settled in full, immediately prior to any conversion the embedded derivative liability is remeasured at fair value through profit or loss. Key valuation inputs and assumptions used are closing stock price on dates of conversion of between CAD 6.910 and 8.750, 5-day VWAP of between CAD 6.910 and 8.827, expected life of between 0.06 and 0.56 years, annual risk-free rate of between 5.17% and 5.54%.

For the year ended December 31, 2024, 504,215 shares were issued upon exercise of convertible debt representing USD 2,500 of the total face value of USD 10,000. The Company also elected to settle USD 1,500 of the debt in cash upon delivery of a cash in-lieu of shares conversion notice for a total of USD 1,545.

Derivative and host debt balances representing the fair value of the converted debt are subsequently transferred to the share capital account in the consolidated statements of changes in equity. Upon exercise, during the year ended December 31, 2024, EUR 2,314 was transferred from the host debt liability and EUR 390 from derivative liability, respectively, to share capital in the consolidated statements of changes in equity for a total of EUR 2,704.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6	SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2024	Balance		23,003,552	120,015
February 5, 2024 to June 5, 2024	Shares issued upon exercise of Convertible Debt	5	504,215	2,704
June 1, 2024	Shares issued upon settlement of deferred consideration for Spin acquisition		369,516	2,139
June 2, 2024	Shares issued upon settlement of deferred consideration for Wild Streak acquisition		393,111	3,491
April 1, 2024 to December 18, 2024	Issuance of share capital upon exercise of FSOs		156,107	607
May 1, 2024 to September 18, 2024	Issuance of share capital upon exercise of DSUs	8	198,481	1,016
May 1, 2024 to May 14,2024	Issuance of share capital upon exercise of RSUs	8	418,000	1,757
December 31, 2024	Balance		25,042,982	131,729

January 1, 2025	Balance		25,042,982	131,729
February 6, 2025 to June 30, 2025	Exercise of FSO	8	35,000	144
June 5, 2025	Shares issued upon settlement of deferred consideration for Spin acquisition	10	371,496	1,380
December 02, 2025	Exercise of RSU	8	103,815	693
December 31, 2025	Balance		25,553,293	133,946

The Shares have no par value.

7	WARRANTS

The following are continuities of the Company’s warrants:

		Warrants
		issued as part of
Number of Warrants		convertible debt
January 1, 2024	Balance	979,048
December 31, 2024	Balance	979,048

January 1, 2025	Balance	979,048
December 31, 2025	Balance	979,048

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7	WARRANTS (CONTINUED)

Each unit consists of the following characteristics:

Warrants
issued as part of
convertible debt
Number of shares	1
Number of Warrants	—
Exercise price of unit (CAD)	9.28

Warrants issued upon completion of Financing Arrangement

On September 5, 2022, the Company issued 979,048 warrants, each exercisable at CAD 9.28 for one common share and expiring five years from issuance. The warrants include acceleration clauses based on the Company’s share price performance, which may result in partial or full expiry if not exercised within a specified period. As the combined fair value of the host debt liability and derivative liability exceeded the transaction price, no value was allocated to the warrants in equity.

8	SHARE BASED COMPENSATION

The Company maintains a fixed Omnibus Incentive Equity Plan (“OEIP”) for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020.

The following is a continuity of the Company’s OEIP:

	DSU	RSU	SAR	FSO
					Weighted
	Outstanding	Outstanding	Outstanding	Outstanding	Average
	DSUs	RSUs	SARs	FSOs	Exercise
	(Number of	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2024	225,154	498,000	—	1,777,438	8.43
Granted	—	200,000	—	185,000	6.47
Exercised	(198,481)	(418,000)	—	(156,107)	3.46
Expired	—	—	—	(78,400)	4.02
Forfeited / Cancelled	(7)	—	—	(125,585)	9.53
Balance as at December 31, 2024	26,666	280,000	—	1,602,346	8.81

Balance as at January 1, 2025	26,666	280,000	1,329,082	1,602,346	8.81
Granted	—	—	306,829	—	—
Exercised	—	(180,000)	—	(35,000)	2.30
Expired	—	—	—	(622,858)	7.83
Forfeited / Cancelled	—	—	(68,552)	(67,312)	8.41
Balance as at December 31, 2025	26,666	100,000	1,567,359	877,176	9.71

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8	SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes information about the outstanding share options as at December 31, 2025:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	FSOs	Remaining	Exercise	FSOs	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	20,000	10	4.68	10,000	4.68
5.01 - 8.62	466,888	3	7.69	394,418	7.71
8.63 - 15.00	388,736	5	12.29	388,726	12.29
15.01 - 33.30	1,552	0	33.30	1,552	33.30
	877,176	4	9.71	794,696	9.96

The following table summarizes information about the outstanding share options as at December 31, 2024:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	FSOs	Remaining	Exercise	FSOs	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	40,000	5	3.49	20,000	2.30
5.01 - 8.62	1,131,081	3	7.72	928,552	7.79
8.63 - 15.00	429,713	6	12.10	429,702	12.10
15.01 - 33.30	1,552	1	33.30	1,552	33.30
	1,602,346	4	8.81	1,379,806	9.08

Fixed Stock Options (“FSOs”)

During the year ended December 31, 2025, no FSOs were granted. During the year ended December 31, 2024, 185,000 FSOs were granted, which had a weighted average exercise price of CAD 6.47 and a fair value of EUR 393, measured at the grant date under the Black-Scholes valuation model.

During the year ended December 31, 2025, a share-based compensation charge of EUR 226 has been recognized in the consolidated statements of loss and comprehensive loss (year ended December 31, 2024: EUR 308) in relation to the fixed stock options.

During the year ended December 31, 2025, 35,000 common shares were issued upon exercise of fixed stock options (year ended December 31, 2024: 156,107). Upon exercise of fixed stock options, for the year ended December 31, 2025, EUR 94 (the year ended December 31, 2024: EUR 243) was transferred from contributed surplus to share capital in the consolidated statement of changes in equity. Cash proceeds upon exercise of fixed stock options during the year ended December 31, 2025 totalled EUR 50 (year ended December 31, 2024: EUR 364).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8	SHARE BASED COMPENSATION (CONTINUED)

Deferred Share Units (“DSUs”)

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the plan, the Company may grant options of its shares at nil cost that vest immediately.

During the year ended December 31, 2025, nil DSUs were granted (year ended December 31, 2024: nil).

During the year ended December 31, 2025, a share-based compensation charge of EUR nil has been recognized in the consolidated statements of loss and comprehensive loss (year ended December 31, 2024: EUR 6) in relation to the deferred share units.

During the year ended December 31, 2025, no common shares were issued upon exercise of DSUs (year ended December 31, 2024: 198,481). For the year ended December 31, 2025, upon exercise of DSUs, EUR nil was transferred from contributed surplus to share capital in the consolidated statement of changes in equity (year ended December 31, 2024: EUR 1,016).

Restricted Share Units (“RSUs”)

During the year ended December 31, 2025, nil RSUs were granted (year ended December 31, 2024: 200,000 units, with fair value of CAD 4.61 per unit, being determined as the share price on the date of grant).

During the year ended December 31, 2025, a share-based compensation charge of EUR 554 has been recognized in the consolidated statements of loss and comprehensive loss (year ended December 31, 2024: EUR 495) in relation to the restricted share units.

During the year ended December 31, 2025, 180,000 RSUs were exercised resulting in the issuance of 103,815 common shares, with 76,185 RSUs being withheld to cover associated taxes (year ended December 2024: 418,000). For the year ended December 31, 2025, EUR 693 was transferred from contributed surplus to share capital in the consolidated statement of changes in equity (December 31, 2024: EUR 1,757).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8	SHARE BASED COMPENSATION (CONTINUED)

Share Appreciation Rights Plan

On December 29, 2024, the Company granted a Share Appreciation Rights plan for key members of management, which provided incentive compensation based on the appreciation in the value of the Company’s shares, thereby providing additional incentive for their efforts in promoting the continued growth and success of the business. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of the exercise.

The aggregate number of SAR units granted on December 29, 2024 totaled 1,329,082, with an issue price of CAD 5.00 per unit, based on the market price of the Company’s stock on the date of grant. During year ended December 31, 2025, additional grants, also based on the market price on the date of grant, have been made as follows:

●	144,529 units granted on June 26, 2025, at an issue price of CAD 6.06 per unit
●	162,300 units granted on September 25, 2025, at an issue price of CAD 3.93 per unit

These SAR units, which have a term of not exceeding five years, will vest as follows:

●	1/3 on the first anniversary of the grant date
●	1/3 on the second anniversary of the grant date
●	1/3 on the third anniversary of the grant date

Details of the liabilities arising from the SARs were as follows:

	As at	As at
	December 31,	December 31,
	2025	2024
Total carrying amount of liabilities for SARs	594	—

The fair value of the SARs has been measured using Black-Scholes valuation model. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

The inputs used in the measurement of the fair values at the measurement date of the SARs were as follows:

As at
December 31,
2025
Expected dividend yield (%)	0.00
Expected share price volatility (%)	63.31 - 66.00
Risk-free interest rate (%)	3.73
Expected life of options (years)	5.00
Share price (CAD)	2.88
Forfeiture rate (%)	0.00

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8	SHARE BASED COMPENSATION (CONTINUED)

Share Appreciation Rights Plan (continued)

Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price, particularly over the historical period commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behaviour.

During the year ended December 31, 2025, a share-based compensation charge of EUR 606 has been recognized in the consolidated statements of loss and comprehensive loss (year ended December 31, 2024: EUR nil) in relation to the share appreciation rights.

9	GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2024	31,921
Effect of Movement in exchange rates	801
As at December 31, 2024	32,722

Effect of movements in exchange rates	(1,516)
As at December 31, 2025	31,206

The carrying amount of goodwill is attributed to the acquisitions of Oryx Gaming, Wild Streak and Spin. The Company completed its annual impairment tests for goodwill as at December 31, 2025 and concluded that there was no impairment.

Key Assumptions

The recoverable amount was determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by the Board and covering a five-year period and an after-tax discount rate of 16.0% (pre-tax rate 21.2%) per annum. The cash flows beyond the five-year period have been extrapolated using a steady 3.0% per annum growth rate.

The cash flow projections used in estimating the recoverable amounts are generally consistent with results achieved historically adjusted for anticipated growth.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10	DEFERRED CONSIDERATION

The following is a continuity of the Company’s deferred consideration:

Balance as at January 1, 2024	2,939
Accretion expense	428
Gain on remeasurement of deferred consideration	(132)
Shares issued as deferred consideration	(2,139)
Effect of movement in exchange rates	148
Balance as at December 31, 2024	1,244

Accretion expense	168
Loss on remeasurement of deferred consideration	157
Shares issued as deferred consideration	(1,380)
Effect of movement in exchange rates	(189)
Balance as at December 31, 2025	—

Spin Games LLC

On June 1, 2022, the Company acquired Spin Games LLC. The Company agreed deferred consideration payments in common shares of the Company over three years from the effective date recorded with a present value of EUR 4,003. The discount for lack of marketability (DLOM) on June 1, 2022, was determined by applying Finnerty’s average-strike put option model (2012) with a volatility of between 71.4% and 80.9%, an annual dividend rate of 0% and time to maturity of 1-3 years.

During the year ended December 31, 2025, an accretion expense of EUR 168 (year ended December 31, 2024: EUR 428) was recorded in the consolidated statements of loss and comprehensive loss.

During the year ended December 31, 2025, a loss on remeasurement of deferred consideration of EUR 157 (year ended December 31, 2024: gain of EUR 132) was recorded in the consolidated statements of loss and comprehensive loss.

As at December 31, 2025, the Company has EUR nil deferred consideration payable (December 31, 2024: EUR 1,244 in current liabilities), being fully settled on June 5, 2025, with the issuance of 371,496 shares.

The fair value of deferred consideration as at December 31, 2024 is measured by determining the period-end share price and the discount for lack of marketability (DLOM) applying Finnerty’s average-strike put option model (2012). The  assumptions include applying an annual dividend rate of 0.0% and volatility of 63.7% resulting in a DLOM of 9.3% for the third anniversary settlement of consideration.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11	RIGHT OF USE ASSETS

Right of use
assets
Cost
Balance as at December 31, 2023	4,434
Additions	161
Modifications	836
Disposal	(633)
Effect of movement in exchange rates	79
Balance as at December 31, 2024	4,877
Additions	1,683
Modification	5
Disposal	(125)
Effect of movement in exchange rates	(148)
Balance as at December 31, 2025	6,292

Accumulated Depreciation
Balance as at December 31, 2023	1,201
Depreciation	806
Disposal	(633)
Effect of movement in exchange rates	(7)
Balance as at December 31, 2024	1,367
Depreciation	1,106
Disposal	(63)
Effect of movement in exchange rates	(93)
Balance as at December 31, 2025	2,317

Carrying Amount
Balance as at December 31, 2024	3,510
Balance as at December 31, 2025	3,975

During the year ended December 31, 2025, depreciation expense of EUR 1,106 was recognized within selling, general and administrative expenses (year ended December 31, 2024: EUR 806).

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

12	INTANGIBLE ASSETS

		Deferred
	Intellectual	Development	Customer
	Property	Costs	Relationships	Brands	Other	Total
Cost
Balance as at December 31, 2023	18,096	21,595	24,758	2,148	299	66,896
Additions	648	11,461	—	—	—	12,109
Effect of movement in exchange rates	531	151	1,325	53	(1)	2,059
Balance as at December 31, 2024	19,275	33,207	26,083	2,201	298	81,064
Additions	2,586	11,905	—	—	—	14,491
Effect of movement in exchange rates	(805)	(568)	(2,508)	(100)	(12)	(3,993)
Balance as at December 31, 2025	21,056	44,544	23,575	2,101	286	91,562

Accumulated Amortization
Balance as at December 31, 2023	8,445	11,270	7,452	1,430	166	28,763
Amortization	2,755	8,962	3,246	663	88	15,714
Effect of movement in exchange rates	186	42	451	42	7	728
Balance as at December 31, 2024	11,386	20,274	11,149	2,135	261	45,205
Amortization	2,626	11,972	3,122	61	84	17,865
Effect of movement in exchange rates	(432)	(259)	(1,068)	(95)	(75)	(1,929)
Balance as at December 31, 2025	13,580	31,987	13,203	2,101	270	61,141

Carrying Amount
Balance as at December 31, 2024	7,889	12,933	14,934	66	37	35,859
Balance as at December 31, 2025	7,476	12,557	10,372	—	16	30,421

In the year ended December 31, 2025, amortization expense of EUR 17,865 was recognized within selling, general and administrative expenses (year ended December 31, 2024: EUR 15,714).

13	TRADE AND OTHER RECEIVABLES

Trade and other receivables comprise:

	As at	As at
	December 31,	December 31,
	2025	2024
Trade receivables	20,398	19,558
Sales tax	724	514
Trade and other receivables	21,122	20,072

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

13	TRADE AND OTHER RECEIVABLES (CONTINUED)

The following is an aging of the Company’s trade receivables:

	As at	As at
	December 31,	December 31,
	2025	2024
Less than one month	17,858	18,984
Between two and three months	2,697	660
Greater than three months	1,370	2,411
	21,925	22,055
Provision for expected credit losses	(1,527)	(2,497)
Trade receivables	20,398	19,558

The following is a continuity of the Company’s provision for expected credit losses related to trade and other receivables:

Balance as at December 31, 2023	2,059
Net increase in provision for doubtful debts	438
Balance as at December 31, 2024	2,497
Bad debt written-off	(1,431)
Net decrease in provision for doubtful debts	461
Balance as at December 31, 2025	1,527

14	TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprises:

	As at	As at
	December 31,	December 31,
	2025	2024
Trade payables	9,148	3,236
Accrued liabilities	16,300	16,666
Other payables	72	44
Trade payables and other liabilities	25,520	19,946

15	LEASE LIABILITIES

The Company leases various properties mainly for office buildings. Rental contracts are made for various periods ranging up to six (6) years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Company as a lessee.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

15LEASE LIABILITIES (CONTINUED)

Set out below are the carrying amounts of the lease liabilities and the movements for the year:

	December 31,	December 31,
	2025	2024
Balance as at January 1	3,697	3,277
Additions	1,683	161
Disposals	(62)	—
Modification	5	836
Accretion of interests	112	123
Payments	(1,287)	(790)
Effect of movement in exchange rates	(56)	90
Balance as at December 31	4,092	3,697

During the year ended December 31, 2025, the Company recognized lease expense within selling, general and administrative expenses associated to leases with a term of less than twelve months and lease of low-values assets amounting to EUR 181 (year ended December 31, 2024: EUR 161).

The maturity analysis of lease liabilities are disclosed below:

	December 31, 2025
	Present value	Total
	of the minimum	minimum
	lease payments	lease payments
Within 1 year	1,367	1,422
After 1 year but within 2 years	1,341	1,441
After 2 years but within 5 years	1,384	1,408
	4,092	4,271
Less: Total future interest expenses		(179)
		4,092

The following are the amounts recognized in the consolidated statement of loss and comprehensive loss:

	Year Ended December 31,
	2025	2024
Amortization expense on right of use assets	1,106	806
Gain on lease modification	(105)	—
Interest expense on lease liabilities	112	123
Total amount recognized in profit or loss	1,113	929

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16LOANS PAYABLE

The following is a continuity of the Company’s loans payable:

	Promissory note	Bank Loan	Total
Balance as at January 1, 2024	—	—	—
Proceeds from loan issuance	6,532	—	6,532
Interest expense	617	—	617
Interest paid	(454)	—	(454)
Repayment of principal	—	—	—
Effect of foreign currency exchange rate	(116)	—	(116)
Balance as at December 31, 2024	6,579	—	6,579

Proceeds from loan issuance	—	3,455	3,455
Interest expense	363	81	444
Interest paid	(512)	(67)	(579)
Repayment of principal	(6,139)	—	(6,139)
Effect of foreign currency exchange rate	(291)	43	(248)
Balance as at December 31, 2025	—	3,512	3,512

Promissory note

On April 24, 2024, the Company obtained a secured promissory note in the principal amount of USD 7.0m from a member of management. The secured promissory note matured on April 24, 2025, with an extension agreed to September 15, 2025. It bore an interest at an annual rate of 14%, payable quarterly.

During the year ended December 31, 2025, the Company fully repaid the USD 7.0m secured promissory note.

During the year ended December 31, 2025, interest expense of EUR 363 in respect of the promissory note was recognized within net interest expense and other financing charges in respect (year ended December 31, 2024: EUR 617).

Revolving credit facility

On September 12, 2025, the Company entered into a financing agreement with a Tier One Canadian financial institution for certain revolving credit facilities in a maximum aggregate amount of up to USD 6.0m to support its ongoing working capital and general corporate requirements.

The credit facilities are secured by, amongst other things, a security interest over all of the assets of the Company and certain of its key operating subsidiaries, and are uncommitted and are repayable upon the earlier of (i) demand by lender, (ii) the occurrence of certain insolvency events, and (iii) on the one-year anniversary of the closing date, unless a one-year extension is granted at the lender’s discretion.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16LOANS PAYABLE (CONTINUED)

The agreement includes customary legal and financial covenants, including a requirement for the Company to maintain a Total Funded Debt to EBITDA ratio not exceeding 2.50:1.00, and a Fixed Charge Coverage Ratio of not less than 1.25:1.00. These financial covenants are to be tested on a consolidated basis at the end of each fiscal quarter. The Company was in compliance with these covenants as at the reporting date.

Under the terms of the Company’s credit facility, interest and standby fees are payable based on the applicable benchmark rate plus a margin that varies according to the Company’s Total Funded Debt to EBITDA ratio, as set out below:

Applicable margin schedule

Total Funded Debt / EBITDA	Term COBRA Loans	Adjusted Term SOFR Loans	CDN$ Prime Rate or US$ Base Rate Loans	Standby Fees
<2.00:1.00	3.00%	3.00%	2.00%	0.75%
≥ 2.00:1.00	4.00%	4.00%	3.00%	1.75%

The Applicable Margin is determined at the end of each fiscal quarter based on the Company’s most recently reported Total Funded Debt to EBITDA ratio.

Interest rates

Interest on borrowings is calculated as follows:

●	CDN$ Prime Rate loans: Prime Rate plus the Applicable Margin per annum
●	US$ Base Rate loans: Base Rate plus the Applicable Margin per annum
●	CDN$ Term CORRA loans: Term CORRA plus a credit spread adjustment (“CSA”) plus the Applicable Margin per annum
●	Adjusted Term SOFR loans: Adjusted Term SOFR (being Term SOFR plus CSA) plus the Applicable Margin per annum, based on a 360-day year

During the year ended December 31, 2025, interest expense of EUR 81 in respect of the revolving credit facility was recognized within net interest expense and other financing charges in respect (year ended December 31, 2024: EUR nil).

Drawdowns

During the year ended December 31, 2025, the Company drew CAD 4.5m in CDN$ Term CORRA loans and CAD 1.1m in CDN$ Prime Rate loans.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17	RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

All related party transactions and balances disclosed in the note below relate to individuals or entities that met the definition of a related party in accordance with IAS 24 at the time the transactions occurred. Where individuals or entities ceased to meet this definition, transactions and balances are disclosed only for the period during which the related party relationship existed.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team.

Transactions with Shareholders, Key Management Personnel and Members of the Board of Directors

Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

		Year Ended December 31,
	'	2025	2024
Salaries and subcontractors		(2,489)	(3,521)
Share based compensation		(881)	(698)
		(3,370)	(4,219)

Transactions with Wild Streak and Spin Vendors

Certain vendors in the sale of Wild Streak and Spin subsequently became employees and directors of the Company. Transactions recorded in the consolidated statements of loss and comprehensive loss between the Company and these employees are set out in aggregate as follows:

	Year Ended December 31,
	2025	2024
Salaries and subcontractors	—	(1,858)
Share based compensation	—	(16)
Gain on remeasurement of deferred consideration	—	132
Interest and financing fees	—	(1,045)
	—	(2,787)

Balances due to/from key management personnel, Board of Directors and Wild Streak and Spin vendors who subsequently became employees and directors of the Company are set out in aggregate as follows:

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17	RELATED PARTY TRANSACTIONS (CONTINUED)

Consolidated statements of financial position	As at	As at
	December 31,	December 31,
	2025	2024
Accrued liabilities	(382)	(1,857)
Deferred consideration - current	—	(1,244)
Loans payable	—	(6,579)
Net related party payable	(382)	(9,680)

Other transactions with key management personnel, Board of Directors and Wild Streak and Spin vendors who subsequently became employees and directors of the Company are set out in aggregate as follows:

Consolidated statements of changes in equity	Year Ended December 31,
	2025	2024
Shares issued as deferred consideration to Wild Streak Vendors
Shares to be issued	—	(3,491)
Share capital	—	3,491
Shares issued as consideration to Spin Vendors
Share capital	—	2,139
Exercise of DSUs, RSUs and FSOs
Contributed surplus	(780)	(2,698)
Share capital	817	2,968
Net movement in equity	37	2,409

Consolidated statements of cash flows	Year Ended December 31,
	2025	2024
Proceeds from loan	—	6,532
Interest paid on loan	—	(454)
Proceeds from exercise of options	37	270
Net cash inflow	37	6,348

18	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarised below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	December 31,	December 31,
	2025	2024
Trade receivables	20,398	19,558
Other assets	405	—

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

18	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Financial Liabilities

	Financial liabilities as subsequently
	measured at amortized cost
	December 31,	December 31,
	2025	2024
Trade payables	9,148	3,236
Accrued liabilities	16,300	16,666
Other liabilities	72	44
Loans payable	3,512	6,579
	29,032	26,525

The carrying values of the financial instruments approximate their fair values.

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	December 31, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	6,658	—	—	6,658	10,467	—	—	10,467

Financial liabilities
Fair value through profit and loss:
Deferred consideration	—	—	—	—	—	1,244	—	1,244
Share appreciation rights liability	—	594	—	594	—	—	—	—

There were no transfers between the levels of the fair value hierarchy during the years.

During the year ended December 31, 2025, a loss of EUR 157 (year ended December 31, 2024: loss of EUR 329), was recognized in the consolidated statements of loss and comprehensive loss on remeasurement of deferred consideration (Note 10) for financial instruments designated as FVTPL.

During the year ended December 31, 2025, a share-based compensation charge of EUR 606 (year ended December 31, 2024: EUR nil) relating to share appreciation rights liability has been recognized in the consolidated statements of loss and comprehensive loss.

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

18	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is subject to externally imposed capital requirements in respect of its revolving credit facility.

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at December 31, 2025:

	2026	2027	2028	2029	Thereafter	Total
Trade payables and other liabilities	25,520	—	—	—	—	25,520
Lease obligations on right of use assets	1,422	1,441	1,001	289	118	4,271
Loans payable	3,495	—	—	—	—	3,495
Share appreciation rights liability	315	1,697	1,697	—	—	3,709
Other non-current liabilities	4	11	53	10	518	596
	30,756	3,149	2,751	299	636	37,591

Foreign currency exchange risk

The Company’s financial statements are presented in EUR; however, a portion of the Company’s net assets and operations are denominated in other currencies, particularly Canadian and US dollars. Such net assets are translated into EUR at the foreign currency exchange rate in effect at the reporting date, and operations at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, the Company is exposed to foreign currency translation gains and losses, which are recorded in accumulated other comprehensive loss.

The Company is also exposed to risk on transaction in currencies other than its functional currency resulting in realized and unrealized foreign currency gains and loss which are recorded in other operational costs. The Company estimates that an appreciation of the EUR of 10% relative to other currencies would result in an increase of EUR 786 in earnings before income taxes while a depreciating EUR will have the opposite impact (year ended December 31, 2024: EUR 1,960).

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide

18	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Credit risk (continued)

for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

The provision matrix below shows the expected credit loss rate for each aging category of trade receivable as at December 31, 2025:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	13	17,858	2,697	1,370	21,925
Expected credit loss rate		1.44%	3.74%	85.31%	6.96%
Expected credit loss provision	13	257	101	1,169	1,527

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at December 31, 2024:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	13	18,984	660	2,411	22,055
Expected credit loss rate		2.88%	5.75%	79.32%	11.32%
Expected credit loss provision	13	547	38	1,912	2,497

Gross trade receivable includes the balance of accrued income within the aging category of less than one month.

Concentration risk

For the year ended December 31, 2025, one customer (year ended December 31, 2024: one customer) contributed more than 10% to the Company’s revenues. Aggregate revenues from this customer totaled EUR 17,072 (year ended December 31, 2024: EUR 22,672).

As at December 31, 2025, no customer (December 31, 2024: one customer) constituted more than 10% of the Company’s accounts receivable. The balance owed by this customer was EUR 3,295 as at December 31, 2024. The Company continues to expand its customer base to reduce the concentration risk.

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

19	SUPPLEMENTARY CASHFLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Year Ended December 31,
Cash flows arising from movement in:	2025	2024
Trade and other receivables	(1,038)	(1,431)
Prepaid expenses and other assets	(1,281)	(621)
Trade payables and other liabilities	5,429	(1,900)
Other liabilities - non-current	110	114
Changes in working capital	3,220	(3,838)

Significant non-cash transactions from investing and financing activities are as follows:

	Year Ended December 31,
	2025	2024
Investing Activity
Settlement of deferred consideration for Spin through share issuance	(1,380)	(2,139)

Financing Activity
Settlement of convertible debt through share issuance	—	(2,704)

During the year ended December 31, 2025 and 2024, the Company incurred both cash and non-cash interest expense and other financing charges. The following table shows the split as included in the consolidated statement of loss and comprehensive loss for each year:

	Year Ended December 31, 2025			Year Ended December 31, 2024
	Cash	Non-cash	Total	Cash	Non-cash	Total
Interest income	32	—	32	—	—	—
Interest and financing fees	(895)	—	(895)	(739)	(164)	(903)
Foreign exchange gain (loss)	(487)	558	71	(377)	(28)	(405)
Lease interest expense	—	(112)	(112)	—	(123)	(123)
Accretion expense on deferred consideration	—	(168)	(168)	—	(428)	(428)
Accretion expense on convertible debt	—	—	—	—	(1,298)	(1,298)
	(1,350)	278	(1,072)	(1,116)	(2,041)	(3,157)

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

20	SEGMENT INFORMATION

Operating

The Company has one reportable operating segment in its continuing operations, B2B Online Gaming.

Geography – Revenue

Revenue for continuing operations was generated from contracted customers in the following jurisdictions:

	Year Ended December 31,
	2025	2024
Malta	22,651	22,293
Netherlands	19,477	29,688
United States	11,454	5,663
Brazil	11,059	-
Curaçao	6,816	17,933
Marshall Islands	6,730	1,666
Belgium	5,275	4,684
Croatia	4,660	4,956
Isle of Man	3,744	2,812
Czech Republic	3,693	3,003
Other	10,515	9,303
Revenue	106,074	102,001

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	December 31,	December 31,
	2025	2024
United States	61,699	69,201
Rest of the world	5,965	4,231
Non-current assets	67,664	73,432

21	INCOME TAXES

The components of income taxes recognized in the consolidated statements of financial position are as follows:

	As at	As at
	December 31,	December 31,
	2025	2024
Income taxes payable	(1,824)	(463)
Deferred income tax liabilities	(509)	(680)

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

21	INCOME TAXES (CONTINUED)

The components of income taxes recognized in the consolidated statements of loss and comprehensive loss are as follows:

	Year Ended December 31,
	2025	2024
Current income taxes expense (recovery)	1,895	(1,381)
Deferred income taxes recovery	(170)	(172)
Total income taxes expense (recovery)	1,725	(1,553)

There is no income tax expense recognized in other comprehensive loss.

	As at	As at
	December 31,	December 31,
	2025	2024
Deferred tax assets
Lease obligations on right of use assets	910	777
Non-capital losses carried forward	32	39

Deferred tax liabilities
Goodwill and intangible assets	(509)	(681)
Right-of-use assets	(910)	(776)
Property and equipment	(32)	(39)
Deferred income tax liabilities	(509)	(680)

The reasons for the difference between the actual tax charge for the year and the standard rate of Company tax applied to profits for the year are as follows:

	Year Ended December 31,
	2025	2024
Consolidated loss before income taxes	(6,390)	(6,700)
Effective tax rate	26.5%	26.5%
Effective income taxes recovery	(1,693)	(1,776)
Effect of tax rate in foreign jurisdictions	891	736
Non-deductible and non-taxable items	161	293
Change in tax benefits not recognized	2,162	1,999
Adjustment of prior year tax payable	204	(118)
Change in estimate for tax refunds in Malta	—	(2,687)
Total income taxes expense (recovery)	1,725	(1,553)

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

21INCOME TAXES (CONTINUED)

	Year Ended December 31,
	2025	2024
Income tax losses - Canada	38,073	37,247
Capital Tax losses - Canada	25,828	27,727
Income tax losses - United Kingdom	2,040	1,595
Income tax losses - Malta	142	142
Income tax losses - Isle of Man	1,783	231
Income tax losses - Slovenia	3,998	—
Income tax losses - India	177	—
Income tax losses - Israel	55	168
Income tax losses - Gibraltar	113	88
Property and equipment	648	838
Goodwill	—	320
Intangibles	34,817	25,820
Capital lease liability	117	184
Share Issuance Costs	604	467
Restricted interest expenses in Canada	3,734	2,251
Total unrecognized deductible temporary differences	112,129	97,078

The portion of the income tax losses related to Canada which have a limited carry-forward period expire in the years 2027 to 2045 as follows:

2027	878
2028	815
2029	302
2030	203
2031	1,059
2032	1,545
2033	2,210
2034	1,078
2035	2,741
2036	1,436
2037	2,775
2038	1,688
2039	1,936
2040	2,708
2041	3,616
2042	2,315
2043	2,852
2044	3,559
2045	4,357
38,073

BRAGG GAMING GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

21	INCOME TAXES (CONTINUED)

The losses in Slovenia will be expired in 2030 and the losses in India will be expired in 2033. Share issuance costs in Canada will be fully amortized in 2029.  Other deductible temporary differences do not expire under current income tax legislation. Deferred income tax assets were not recognized in respect of these items because it is not probable that future taxable income will be available to the Company to utilize the benefits.

22	CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in and potentially subject to, legal actions and proceedings. In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.

23   SUBSEQUENT EVENTS

On January 8, 2026, the Company announced a strategic restructuring and an "AI-First" transformation plan to optimize its cost structure and drive EBITDA growth. This initiative includes a reduction to the global workforce, which is expected to result in one-time termination costs in the first quarter of 2026 and generate annualized cash savings.